Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

Barclays Long-Duration Energy Storage Panel Transcript

September 10, 2021

Moderator:

Welcome everyone to our panel discussion on long-duration energy storage. My name is Will Thompson. I'm a thematic analyst based on energy and industrials in the Barclay’s equity research department. I am thrilled, thrilled, thrilled, to be joined by the CEOs of three companies with some very promising long-duration energy storage technologies. Uh, utility-scale storage is expected to play a critical role integrating variable renewables and achieving a low-cost, clean, and reliable grid. Earlier this week, the Biden administration put out a study calling for 40% of US power to be supplied by solar by 2035. The same study calls for staggering growth in stationary energy storage, uh, to firm up intermittent solar supply to provide energy time shifting. Essentially, storing energy when solar's in it's excess supply, discharging during periods of peak-demand. With that said, I'm gonna let each panelist quickly introduce themselves and their companies. We only have 35 minutes. This topic probably warrants a couple hours of discussion. For more information on the companies, please see the company profiles in our conference video note. Feel free to email if you want a copy.

Robert Piconi:

Thank you, and good morning, everybody. It's a pleasure to be here and also with the panelists, I am Robert Piconi, co-founder and CEO of Energy Vault. Energy Vault is a gravity-based energy storage system. And focusing on with the platform storage needs that begin in about two hours and would go to about 12 hours plus using technology that we developed four years ago and evolved through acute product iterations and in the market, and we just getting started with deployments later this year.

Moderator:

Well Robert, I know you had a busy week starting with the SPAC announcement yesterday, so maybe I'll pick on you to start. Storage is expected to play a critical and integrating variable renewables as I said at the top of the call. But there doesn't seem to be a consensus on the definition for the term long-duration in energy storage. How should we think about long-duration storage relative to short-duration, or seasonal, or multi-day storage? In most deregulated US markets, lithium ion with four hours of duration is sufficient currently to participate in capacity markets to meet demand. Why do we need additional hours of storage capacity?

Robert Piconi:

Well, I think one thing that's encouraging and I think even panels like this are understanding that there is absolutely a need for technologies to store much longer durations at high power capacity. So it's great to see that that's getting attention now. And I think some of the recent activities that even the administration, the Biden administration, is taking to help look at other structural issues around storage is very encouraging. I think on this question of how do you define it, it's really important. And we always like to start with the market. So, you know, you get a lot of different industries, whether this or others companies that start with technology and build a narrative to get it to the market. But we like to think about the market and what those needs are and how we see that evolving. And from what we see, you know, I think this two to four hour duration market obviously is still very robust today. I think four to six hours and four plus hours as you get into what we might consider a longer duration. And I think as the other panelist just mentioned with their solutions, I think that shift in the market we're already starting to see. So, and we've seen that just right here in California, where the CCAs, the community choice aggregators, putting out, you know, RFPs for eight hour storage at power of about 50 megawatt and above. So we're, we're already starting to see that. And I think some of these events, we've seen some of these, you know, major severe weather events that, that have really locked up our grid and unfortunately resulted in a loss of human life. I mean there are use cases definitely that will becoming, I think, much more important to the market. However, I do think it's going to take some time. So, our view on this is that as we look at, I guess, 2025 to 2030, I think we're going to see things that and the market. And when I say the market, I would say like 80% of the market will be shifting more in the two-to-four to the four-to-eight hour over that period by 2030. That's not to say that there's not going to be some important use cases where a sort of large utility scale, which is where I think all of us saw everybody on the panel here. Our technologies absolutely support that. And the longer duration those will become, I think, more and more prevalent for sure. And then I think, again, from a market perspective, as you look at 2030 and beyond you look to solving that last sort of 15% from sort of 85% to 100% renewable, I think that's where you get into seasonal or multi-day type of storage. I think they'll definitely be use cases, but I, I would say that just to close on it, I think definitely over the next, I'd say five to eight years, we're still going to be in a market where this sort of four-to-six and up to eight hours is going to be is going to be the bulk of where a lot of the storage is going to be needed.

Moderator:

Rob, one would argue that you're all trying to solve a problem that doesn't exist quite yet. That being said, there have been many studies, use least cost optimization modeling of US power system, to help quantify the need for long duration storage at solar generation displacing natural power plants. One recent study indicates California alone, we need 55 megawatts of long duration storage by 2045 to support its decarbonization efforts. What is the level of urgency around the need for long duration storage? What are the conversations like that you're having with utilities, regulators, and other industry stakeholders? So just give us your thoughts there. And I know yesterday you had indicated executive agreements and LOI’s of 1.2 gigawatt hours of interest. So curious to hear your thoughts.

Robert Piconi:

I think the panelists would agree with me that just RFP activity and what we're seeing from the load service entities, and even here in the US the NL’s and the eight minute energy and that next areas of the world. I think we were definitely solving a problem that's there. And I would say becoming there will be much more significant as a problem going forward. And I think as I mentioned before in sticking with California, their current RFPs that got out for eight hours, sort of 50 megawatts, so 400 megawatt hour types of storage. So, I'd say that there's definitely demand for that. No change to what I mentioned before, I think, and how we see that evolving over the sort of the next five to ten years, for sure. So I would say still, there's a, a big bulk of the market that is, and big demand. That's still in this four hour area, but a lot of activity now, as the grid is struggling, more and more, as more renewables are getting deployed. And it's a great problem to solve and one where we need a lot of innovation and just to share from our side, we, as a company, had to go through an iteration ourselves, back to what Eric mentioned about the decoupling of energy and power, which was important when we first announced and built our first commercial product, It was an eight-hour system, which was interesting back in 2019. When we started to build that at a commercial scale, the customers were giving us a lot of feedback on for all the reasons that also with, you know, hydro store and ESS here, that they liked the longer duration, the ability to, to scale at a marginal cost, as you become flexible at higher power, higher duration, they liked that. However, there is just an immediate demand need than today. Lithium is trying to serve better, but it has its struggles. And because of that, we got a lot of feedback of saying, Hey, could you do shorter duration and higher power? Because this is what we're going to need over the next three to five years. So we did an iteration of the product to, to decouple the energy and power, because that was important to this near term market to so I think that there's so much innovation. We need to address this issue across even beyond our three companies here, for sure. And I think it's been really encouraging to see the type of activity now, whether it be from utilities, load service entities, a lot of the independent power producers and even the big industrial customers. So this is an area that's pretty significant. So take it as an example, desalination plants that need, four to six megawatts baseload power to deny. A lot of them are in areas that are arid and where there's a lot of sun, but they need, you know, eight to 10 hours of base load and it needs to be reliable. And that will take that pressure off the grid. So today that is all fossil proven, you know, tremendous emissions coming from that. A lot of it is unfortunately done with diesel gen and other type of fossil fuel base. So I think there's very large needs from the large energy consumers. And the good news is from what we see as they are moving, the companies are moving themselves to demand from the energy providers, other solutions, but then also working directly with companies like ours and combining you know, a generation developer with storage companies like ours and building out that renewable capacity for them to power their businesses. And I would say I would definitely not agree with the statement that we're solving a problem that's not there. I don't think my co-panelists would either because it's been the basis of why we started our companies and also why all of us are adapting and continuing to innovate, to deal with, I think, the need today, which is important for demand, especially in becoming public companies like Eric and I have most recently and, and being able to, build and deploy systems to meet demand today while thinking about the evolution of things over time.

Robert Piconi:

I think, just to add on to what they're seeing, I think given the urgency of need here, I think thinking about supply chains, I think local economies looking at how this investment is so massive and we're displacing jobs out of fossil fuels, so thinking a little more holistically about circular economy as we're developing and solving this problem, which is an important one for us to solve and looking at technologies that are better placed to solve them. Because I agree with Eric that, that pool on lithium and on that application for mobility transport, and, and maybe, you know, the, the ultra-short duration types of things I think can be very appropriate, but we need a lot more innovation. And I think our, you know, the things that we're doing, the panelists on this call to look at addressing something that can be a little more scalable, safe, and, and rely on a more conventional and local supply chain. Those are the things that is to get to grid scale, I think are going to be fundamental.

Moderator:

And I guess we have like one minute left, and so I'm just gonna do a quick polling in terms of ITC the investment tax credits is a percent on battery storage. What are our thoughts there, just quickly I’ll survey the room just on what do you think the odds are there, and what the implications could be?

Robert Piconi:

We aren't planning and haven't included any additional incentives in our plan. I hope they happen, but I think fundamentally where we had to spend a lot of time and just trying to get the economics to work, combining one to two cent wind and solar and a few cents of storage to try to be competitive with the cheapest possible. And that I think in terms of push, we try to be there regardless of subsidies. I do hope they happen and it would be great for providers like us in the industry, for sure.

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